Exhibit 4.1
SECOND SUPPLEMENTAL INDENTURE
     SECOND SUPPLEMENTAL INDENTURE, dated as of November 2, 2005 (this “Supplemental Indenture”), by and between PROLOGIS (formerly ProLogis Trust and prior thereto Security Capital Industrial Trust), a real estate investment trust organized under the laws of the State of Maryland having its principal office at 14100 E. 35th Place, Aurora, Colorado 80011 (the “Company”), and U.S. BANK NATIONAL ASSOCIATION (as successor in interest to State Street Bank and Trust Company), having a corporate trust office at Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005, as successor Trustee (in such capacity, the “Trustee”) under the Base Indenture (defined below).
RECITALS OF THE COMPANY
     The Company and the Trustee have heretofore entered into an Indenture, dated as of March 1, 1995, as amended by a First Supplemental Indenture dated as of February 9, 2005 (as so supplemented, the “Base Indenture”), providing for the issuance by the Company from time to time of its senior debt securities evidencing its unsubordinated indebtedness (the “Securities”).
     Section 301 of the Base Indenture provides for various matters with respect to any series of Securities issued under the Base Indenture to be established in an indenture supplemental to the Base Indenture.
     Section 901(2) of the Base Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Base Indenture to add covenants of the Company for the benefit of the Holders of all or any series of Securities.
     Section 901(5) of the Base Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Base Indenture to change or eliminate any of the provisions of the Base Indenture, provided that any such change or elimination becomes effective only when there is no Security Outstanding of any series created prior to the execution of such indenture supplemental which is entitled to the benefit of such provision.
     Section 901(6) of the Base Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Base Indenture to secure the Securities.
     The Board of Trustees of the Company has duly adopted resolutions authorizing the Company to execute and deliver this Supplemental Indenture.
     All things necessary to make the Base Indenture, as hereby modified, a valid agreement of the Company, in accordance with its terms, have been done.
     NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:
     For and in consideration of the premises and of the covenants contained herein and in the Base Indenture, the Company and the Trustee covenant and agree, for the equal and proportionate benefit of all Holders of Securities issued on or after the date of this Supplemental Indenture, as follows:

ARTICLE ONE
RELATION TO BASE INDENTURE; DEFINITIONS
     Section 1.1. Relation to Base Indenture. This Supplemental Indenture constitutes an integral part of the Base Indenture.
     Section 1.2. Definitions. For all purposes of this Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires:
(a)	Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Base Indenture.

(b)	All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Supplemental Indenture.

(c)	Pursuant to Section 901(2) of the Base Indenture, the following terms and definitions are hereby added to the Base Indenture for the benefit of the Holders of Securities issued on or after the date of this Supplemental Indenture, unless otherwise provided in the Officers’ Certificate or supplemental indenture authorizing any series of such Securities:
     “CDFS” means the business segment of the Company described in the Company’s Annual Report on Form 10-K and referred to as the “corporate distribution facilities services” or “CDFS” segment (or successor descriptions).
     “Pari Passu Debt” means any unsubordinated Debt of the Company or a Subsidiary that is (i) unsecured, (ii) secured only by Encumbrances on property that secure the Securities on an equal and ratable basis with such Debt or (iii) the Securities provided such Securities are equally and ratably secured.
     “Unconsolidated Affiliate” means (i) any Person in which the Company, directly or indirectly, holds an ownership interest, the operations and results of which are not consolidated with those of the Company in its financial statements included in its Annual Report on Form 10-K or Quarterly Report on Form 10-Q or (ii) any Person in which the Company, directly or indirectly, holds a fifty (50%) or less equity ownership interest notwithstanding that the operations and results of such Person are consolidated with those of the Company in its financial statements included in its Annual Report on Form 10-K or Quarterly Report on Form 10-Q.
(d)	Pursuant to Section 901(2) of the Base Indenture, the following terms and definitions set forth in the Base Indenture are hereby amended and restated in their entirety for the benefit of the Holders of Securities issued on or after the date of this Supplemental Indenture, unless otherwise provided in the Officers’ Certificate or supplemental indenture authorizing any series of such Securities:
     “Annual Service Charge” for any period means interest expense (as recognized in the Company’s consolidated statement of earnings) on, and original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock.
     “Company Request” and “Company Order” mean, respectively, a written request or order signed in the name of the Company by the Chairman of the Board of Trustees, the Vice-Chairman of the Board of Trustees, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, any President, any Managing Director or any Vice President, and by the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, of the Company, and delivered to the Trustee.
     “Consolidated Income Available for Debt Service” for any period means net earnings of the Company and its Subsidiaries before preferred share dividends determined in accordance with GAAP plus (minus):
(a)	Losses (gains) from the disposition or impairment of properties that are not classified in the Company’s consolidated financial statements as (i) “gains and losses on dispositions of CDFS business assets” (or successor descriptions) (which includes dispositions of CDFS properties to property funds in which the Company or one of its Subsidiaries maintains an interest, dispositions to third parties under build-to-suit contracts and dispositions of land); (ii) “discontinued operations – CDFS business assets” (or successor descriptions) (which includes dispositions of CDFS business properties to third parties); or (iii) gains and losses on dispositions or impairments of investments in property funds, other Unconsolidated Affiliates or intangible assets (including goodwill), in each case to the extent included in the net earnings of the Company and its Subsidiaries;
(b)	Losses (gains) resulting from (i) foreign currency exchange effects of settlement of intercompany Debt and mark-to-market adjustments associated with intercompany Debt between the Company and its foreign Subsidiaries and its foreign Unconsolidated Affiliates, (ii) foreign currency effects from the remeasurement of third party Debt of the Company’s foreign Subsidiaries and its foreign Unconsolidated Affiliates and (iii) mark-to-market adjustments to foreign exchange hedge contracts (or other derivatives), in each case to the extent included in the net earnings of the Company and its Subsidiaries;
(c)	Losses (gains) from early extinguishment of Debt;

(d)	Excess (deficit) of redemption value over carrying value of preferred shares redeemed;

(e)	Extraordinary losses (extraordinary gains) determined in accordance with GAAP; and

(f)	Cumulative charges (benefits) from a change in accounting principle;

plus all amounts deducted in calculating net earnings in accordance with GAAP for interest expense, income taxes, depreciation and amortization. The foregoing shall be adjusted accordingly to take into account the Company’s interests in its Unconsolidated Affiliates.
     “Debt” of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary (without duplication) in respect of (i) borrowed money or evidenced by bonds, notes, mortgages, debentures or similar instruments (excluding any mark-to-market increase or decrease in indebtedness due to the purchase accounting impact of corporate or portfolio acquisitions and from the remeasurement of intercompany indebtedness of Subsidiaries or Unconsolidated Affiliates), (ii) indebtedness secured by an Encumbrance existing on any property of the Company or any Subsidiary, whether or not such obligation shall have been assumed by the Company or any Subsidiary; provided that the amount of any Debt under this clause (ii) that has not been assumed by the Company or any Subsidiary shall be equal to the lesser of the stated amount of such Debt or the fair market value of the property securing such Debt, (iii) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (iv) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company’s consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent that, in the case of items (i) and (ii), any such item would appear as a liability on the Company’s consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor or guarantor (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary), excluding, in each case, indemnification obligations, capital contribution obligations and similar obligations that are not required to be reflected on the Company’s consolidated balance sheet, in each case adjusted accordingly to take into account the Company’s interests in its Unconsolidated Affiliates by eliminating that portion of Debt that is not the obligation of the Company or its Subsidiaries.
     “GAAP” means generally accepted accounting principles as in effect from time to time in the United States; provided that if the cumulative effect of changes in generally accepted accounting principles after December 31, 2004 would result in the Company failing to be in compliance with any of the financial covenants contained in this Indenture, but the Company would have been in compliance with any such financial covenant calculated in accordance with generally accepted accounting principles as applied in the preparation of the Company’s audited financial statements as at December 31, 2004 (“2004 GAAP”), then, solely for purposes of calculating such financial covenant, “GAAP” shall mean 2004 GAAP. In the event that the Company is required to make any such adjustments in order to so comply with any of the financial covenants contained in this Indentures, the Company shall, concurrently with delivery by the Company to the Trustee of any certificate required by this Indenture as to the Company’s compliance with all conditions and covenants under this Indenture, including Section 1010 of the Base Indenture, deliver to the Trustee a summary in reasonable detail of the adjustments made to its publicly filed financial statements in order to calculate such financial covenant in accordance with 2004 GAAP. Upon request of a Holder, the Trustee shall supply a copy of such summary to such Holder.
     “Permitted Encumbrances” means (a) pledges or deposits made to secure payment of worker’s compensation (or to participate in any fund in connection with worker’s compensation insurance), unemployment insurance, pensions, or social security programs, (b) Encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such items do not materially impair the use of such property for the purposes intended and none of which is violated in any material respect by existing or proposed structures or land use, (c) Encumbrances imposed by mandatory provisions of law such as for materialmen’s, mechanic’s, warehousemen’s, and other like Encumbrances arising in the ordinary course of business, securing payment of any liability whose payment is not yet due, (d) Encumbrances for taxes not yet due and payable or for taxes, assessments, and governmental charges or assessments that are being contested in good faith by appropriate proceedings diligently conducted, (e) Encumbrances on properties where the Company or the applicable Subsidiary is insured against such Encumbrances by title insurance or other similar arrangements, (f) Encumbrances securing assessments or charges payable to a property owner association or similar entity, which assessments are not yet due and payable or are being contested in good faith by appropriate proceedings diligently conducted, (g) Encumbrances securing assessment bonds and similar facilities district bonds so long as the Company or the applicable Subsidiary is not in material default under the terms thereof, (h) Encumbrances granted to the Company by any Subsidiary or by any Subsidiary to any other Subsidiary, (i) leases to tenants of space in properties that are entered into in the ordinary course of business, (j) any netting or set-off arrangement entered into by the Company or any Subsidiary in the normal course of its banking arrangements for the purpose of netting debit and credit balances, or any set-off arrangement which arises by operation of law as a result of the Company or any Subsidiary opening a bank account, (k) any title transfer or retention of title arrangement entered into by the Company or any Subsidiary in the normal course of its trading activities on the counterparty’s standard or usual terms, (l) Encumbrances over goods and documents of title to goods arising out of letter of credit transactions entered into in the ordinary course of business, and (m) any Encumbrance which secures the Pari Pasu Debt.
     “Total Assets” as of any date means the sum of (i) total assets, before accumulated depreciation and amortization, as reflected on the Company’s consolidated balance sheet for such date, adjusted accordingly to take into account the Company’s interests in its Unconsolidated Affiliates by eliminating that portion of assets that are not the assets of the Company or its Subsidiaries and (ii) the quotient of (A) “property management and other property fund fees” (or successor descriptions) set forth in the Company’s most recent consolidated financial statements for the four fiscal quarters immediately preceding such determination divided by (B) 0.08.
     “Total Unencumbered Assets” means Total Assets, determined on a basis excluding any assets that are subject to an Encumbrance.
     “Unsecured Debt” means Debt (including Pari Passu Debt) which is not otherwise secured by an Encumbrance upon any of the properties of the Company or any Subsidiary.
(e)	Pursuant to Section 901(6) of the Base Indenture, the following terms and definitions are hereby added to the Base Indenture:
     “Collateral Agent” has the meaning ascribed to such term in the Security Agency Agreement.
     “Credit Obligations” has the meaning ascribed to such term in the Security Agency Agreement.
     “Credit Parties” has the meaning ascribed to such term in the Security Agency Agreement.
     “Lien” means any lien, pledge, security interest, mortgage, encumbrance or charge of any kind.
     “Majority Credit Parties” has the meaning ascribed to such term in the Security Agency Agreement.
     “Non-Sharing Parties” has the meaning ascribed to such term in the Security Agency Agreement.
     “Pledged Collateral” has the meaning ascribed to such term in the Security Agency Agreement.
     “Pledgors” means the Company and each Subsidiary of the Company that has entered into a Pledge Agreement.
     “Pledge Agreement” means each of the following (i) Second Amended and Restated Borrower Pledge Agreement dated as of October 6, 2005 executed by ProLogis and Collateral Agent; (ii) Separate Subsidiary Pledge Agreements dated as of October 6, 2005 executed by the Collateral Agent and each of ProLogis Japan Finance Incorporated, ProLogis Japan Incorporated, ProLogis Development Services Incorporated, ProLogis Management Incorporated, ProLogis-North Carolina (2) Incorporated, Tijuana Mexico Investment I LLC, ProLogis-Monterrey (1) LLC, ProLogis-Monterrey (2) LLC, ProLogis-Reynosa (1) LLC, ProLogis-Reynosa (2) LLC, Tijuana-Mexico Investment I LLC, ProLogis KK, ProLogis China Holding II Srl.; (iii) Pledge of Intercompany

Receivables dated as of October 6, 2005 executed by PLD Europe Finance B.V., ProLogis UK Funding B.V., ProLogis UK Finding II B.V., and the Collateral Agent., and (iv) any other pledge or security agreement pursuant to which the Company or any of its Subsidiaries pledges, grants and or assigns a lien or security interest in the Pledged Collateral (or any portion thereof) or other assets, to secure, among other things, the Security Obligations, in each case, as the same may be amended, supplemented, restated, replaced or otherwise modified from time to time.
     “Recoveries” has the meaning ascribed to such term in the Security Agency Agreement.
     “Security Agency Agreement” means the Amended and Restated Security Agency Agreement, dated as of October 6, 2005, among the Company, Bank of America, N.A., as Collateral Agent, Bank of America, N.A., as global administrative agent under the Company’s global senior credit agreement, and certain other creditors of the Company party thereto, as the same may be amended, amended and restated, extended, renewed, supplemented, replaced or otherwise modified from time to time.
     “Security Documents” means the Security Agency Agreement and the Pledge Agreements and all other mortgages, deeds of trust, pledge agreements, collateral assignments, security agreements, fiduciary transfers, debentures or other instruments evidencing or creating any security interests in favor of the Holders of Securities (or the Collateral Agent or the Trustee for the benefit of the Holders of Securities) in all or any portion of the Pledged Collateral, in each case, as amended, amended and restated, extended, renewed, supplemented, replaced or otherwise modified from time to time.
     “Security Liens” means, to the extent securing the Security Obligations, any Lien granted on any Pledged Collateral pursuant to a Security Document as security for the Security Obligations.
     “Security Obligations” means all obligations of the Company owing to the Holders of the Securities and the Trustee under the Securities, the Indenture and the Security Documents.
     “Voting Credit Parties” has the meaning ascribed to such term in the Security Agency Agreement.
ARTICLE TWO
COVENANTS AND DEFAULTS
     Section 2.1. Limitations on Incurrence of Debt. In addition to the covenants set forth in Article TEN of the Base Indenture, there are established pursuant to Section 901(2) of the Base Indenture the following covenants for the benefit of the Holders of Securities issued on or after the date of this Supplemental Indenture, unless otherwise provided in the Officers’ Certificate or supplemental indenture authorizing any series of such Securities; provided, however, that the covenants set forth in Section 1004 of the Base Indenture, as not amended (including the definitions set forth in Section 101 of the Base Indenture of any capitalized terms used in Section 1004 of the Base Indenture), shall apply to Securities issued on or after the date hereof only for so long as any Securities issued pursuant to the Base Indenture prior to the date of this Supplemental Indenture remain outstanding:
     (a) The Company will not, and will not permit any Subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the net proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 65% of the sum of (without duplication) (i) the Company’s Total Assets as of the end of the calendar quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     (b) In addition to the limitations set forth in subsection (a) of this Section 1004, the Company will not, and will not permit any Subsidiary to, incur any additional Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1.0 on a pro forma basis after giving effect thereto and to the application of the net proceeds therefrom, and calculated on the assumption that (i) such additional Debt had been incurred at the beginning of such period; and (ii) any assets acquired, or to be acquired, with such additional Debt and projected income therefrom had been acquired at the beginning of such period.
     (c) In addition to the limitations set forth in subsections (a) and (b) of this Section 1004, the Company and its Subsidiaries may not at any time own Total Unencumbered Assets equal to less than 125% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries determined on a consolidated basis.
     (d) In addition to the limitations set forth in subsections (a), (b) and (c) of this Section 1004, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance upon any of the property of the Company or any Subsidiary (excluding Pari Passu Debt), whether owned at the date hereof or hereafter acquired, if, immediately after giving effect to the incurrence of such additional Debt and the application of the net proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary (excluding Pari Passu Debt) is greater than 40% of the sum (without duplication) of (i) the

Company’s Total Assets as of the end of the calendar quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.
     (e) For purposes of this Section 1004 Debt shall be deemed to be “incurred” by the Company or a Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.
     Section 2.2 Provision of Financial Information. In addition to the covenants set forth in Article TEN of the Base Indenture, there are established pursuant to Section 901(2) of the Base Indenture the following covenants for the benefit of the Holders of Securities issued on or after the date of this Supplemental Indenture, unless otherwise provided in the Officers’ Certificate or supplemental indenture authorizing any series of such Securities; provided, however, that the covenants set forth in Section 1009 of the Base Indenture (as not amended) shall apply to Securities issued on or after the date hereof only for so long as any Securities issued pursuant to the Base Indenture prior to the date of this Supplemental Indenture remain outstanding:
     Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the “Financial Statements”) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the “Required Filing Dates”) by which the Company would have been required so to file such documents if the Company were so subject.
     The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail or electronic transmittal to all Holders, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company is required to file or would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (ii) file with the Trustee copies of annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

     Section 2.3 Events of Default. Pursuant to Section 901(5) of the Base Indenture, clauses (5) and (6) of Section 501 of the Base Indenture are hereby amended for the benefit of the Holders of Securities issued on or after the date of this Supplemental Indenture, unless otherwise provided in the Officers’ Certificate or supplemental indenture authorizing any series of such Securities, to provide that references to $10,000,000 contained in clauses (5) and (6) of Section 501 of the Indenture are amended to be $50,000,000; provided, however, that the provisions of this Section 2.3 shall become effective only when there are no Securities Outstanding of any series created prior to the execution of this Supplemental Indenture.
ARTICLE THREE
THE TRUSTEE
     Section 3.1. Collateral and Security Documents.
     (a) The Pledgors pledged the Pledged Collateral to the Collateral Agent for the benefit of all Credit Parties. In addition, the Company, together with the Collateral Agent and other creditors of the Company, has entered into the Security Agency Agreement which provides, among other things, that upon the occurrence of a Trigger Date (as defined in the Security Agency Agreement) the Credit Parties (other than Non-Sharing Parties) will, subject to certain exceptions and limitations, share payments and other recoveries received from the Company and/or its Subsidiaries in such a manner that all Credit Parties are intended to receive payment of substantially the same percentage of their respective Credit Obligations. In the event of a conflict between the terms of this Indenture and the Security Documents, the Security Documents shall control. The Trustee shall not be responsible for any of the agreements referred to or described in the Security Documents (or the sufficiency or adequacy thereof) or for determining or compelling compliance therewith, except to the extent expressly provided herein.
     (b) The Company shall comply, and shall cause the other Pledgors to comply, with all covenants and agreements contained in the Security Documents the failure to comply with which would have a material and adverse effect on the Security Liens purported to be created thereby.
     (c) Each Holder of each Security by its acceptance of that Security acknowledges and agrees that:
     (i) this Indenture, as originally executed and delivered by the parties hereto, does not create any Lien on any Pledged Collateral which secures the Security Obligations under this Indenture;
     (ii) the Security Documents provide that the Security Liens created by the Security Documents automatically will be released and extinguished with respect to any Pledged Collateral that is transferred or otherwise disposed of in accordance with the terms of the Security Documents;
     (iii) the Security Documents may be amended, modified, supplemented or terminated, as provided therein, without the necessity of any consent of or notice to the Trustee or any Holder of the Securities and, in accordance with the Security Agency Agreement, the Company, in its sole discretion and without the consent of any Holder or the Trustee, may revoke the designation of the Securities, or any series of Securities, as

“Other DS Debt”, which action will result in the Securities, or any series of the Securities, not being secured by the Security Liens and not being entitled to any security or sharing arrangements under the Security Agency Agreement or other Security Documents. The Company shall file with the Trustee notice in accordance with Section 105 of the Base Indenture and provide notice to the Holders (through the inclusion of information with respect any of the actions described in the following clauses (x) and (y) in any report filed by the Company pursuant Section 13 or 15(d) of the Exchange Act or through notice otherwise provided to the Holders) of (x) any revocation of the designation of the Securities as Designated Senior Debt or “Other DS Debt” in accordance with the Security Agency Agreement or (y) any amendment, supplement, restatement, amendment and restatement, other modification or replacement of the Security Agency Agreement or any other Security Document;
     (iv) the Collateral Agent and the Voting Credit Parties will have the sole ability to control and obtain remedies with respect to all Pledged Collateral (including on sale or liquidation of any Pledged Collateral after acceleration of the Credit Obligations) without the necessity of any consent of or notice to the Trustee or any Holder of the Securities; and
     (v) whenever the Majority Credit Parties are granted, and exercise, the right to make a decision or determination pursuant to the Security Agency Agreement, such decision or determination shall be made in their sole and complete discretion; the Voting Credit Parties shall have no obligation or duty (including any implied obligation of reasonableness, good faith or fair dealing) to any Holder of Securities except those expressly set forth in the Security Agency Agreement, and neither the Trustee nor any Holder of Securities shall have, and each Holder of Securities expressly (by accepting the benefit of the Security Agency Agreement or any Security Document) waives and disclaims, and the Trustee on behalf of such Holders is hereby directed to, and does waive and disclaim any claim or cause or action based upon any vote, decision or determination (including the giving or withholding of any consent) made by the Majority Credit Parties in accordance with the terms of the Security Agency Agreement.
     Section 3.2. Application of Proceeds of Pledged Collateral. Upon the receipt of Recoveries or any other cash, securities or other property under the Security Agency Agreement or any other Security Document, including the receipt of any proceeds from the realization or foreclosure of the Pledged Collateral pursuant to any Security Document, such cash, securities or other property shall be held by the Trustee in trust and be applied by the Trustee in accordance with Section 506 of the Indenture.
     Section 3.3. Opinion of Counsel; Certificates of the Company. The Company shall furnish to the Trustee (i) promptly after the execution and delivery of this Second Supplemental Indenture, an Opinion of Counsel required by TIA Section 314(b)(1) and (ii) annually within 120 days after the end of the Company’s fiscal year, an Opinion of Counsel in accordance with TIA Section 314(b)(2). In addition, to the extent applicable, the Company shall comply with TIA Section 314(d), relating to the release of property or securities from the Security Liens or relating to the substitution therefor of any property or securities to be subjected to the Security Liens. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this Article 3, the Company shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission or its staff, including “no action”’ letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to all or any portion of released Pledged Collateral. Any such determination shall be evidenced to the Trustee by delivery of an Officer’s Certificate of the Company on which the Trustee may conclusively rely.
     Section 3.4. Trust Indenture Act Requirements. Notwithstanding Section 3.3, the release of any Pledged Collateral from the Security Liens or the release of, in whole or in part, the Security Liens created by any of the Security Documents (including any release of the Security Liens as a result of the Company revoking the designation of the Securities, or any series of Securities, as “Other DS Debt” after disclosing such revocation as provided in the Security Agency Agreement) will not be deemed to impair or release the Security Liens in contravention of the provisions hereof if and to the extent the Pledged Collateral or the Security Liens are released pursuant to the terms of the Security Agency Agreement or the applicable Security Document. Each of the Holders of the Securities acknowledges that a release of Pledged Collateral or Security Liens in accordance with the terms of the Security Agency Agreement, the Security Documents and this Indenture will not be deemed for any purpose to be an impairment of the Security Documents or otherwise contrary to the terms of this Indenture.
     Section 3.5. Authorization of Actions to Be Taken.
     (a) Each Holder of Securities, by its acceptance thereof, consents and agrees to the terms of each Security Document, in each case, as originally in effect and as amended, amended and restated, extended, renewed, supplemented, replaced or otherwise modified from time to time in accordance with its terms.
     (b) As promptly as practicable, but in any event within 90 days after receiving any notice from the Collateral Agent which notice so states that it is being delivered pursuant to Section 8(c) of the Security Agency Agreement, the Trustee shall (x) forward such notice to Holders, (y) execute and deliver, on behalf of the Holders, the acknowledgment provided for in Attachment 1 to Exhibit C to the Security Agency Agreement (a copy of which is attached thereto as Annex A) and (z) take such further actions as a majority of the Holders (voting as a single class) shall request in writing with respect thereto and with respect to any rights such Holders or the Trustee may have under the Security Agency Agreement; provided that in the case of this clause (z) such Holders shall have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
     (c) The Trustee is authorized and empowered to receive for the benefit of the Holders of Securities any Recoveries or any other cash, security or other property collected or distributed under the Security Documents and hold all such cash, security or other property in trust as may be delivered to it and distribute the same to the Holders of Securities (or to the Trustee) in accordance with Section 502 of Indenture.
     (d) The Trustee is authorized and empowered to institute and maintain such suits and proceedings as directed by a majority of the Holders (voting as a single class) to protect or enforce the Security Liens or the Security Documents or to prevent any impairment of Pledged Collateral by any acts that may be unlawful or in violation of the Security Documents or this Indenture, and such suits and proceedings as directed by a majority of the Holders (voting as a single class) to preserve or protect its interests and the interests of the Holders of Securities in the Pledged Collateral; provided that prior to taking any such action the Holders shall have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
     Section 3.6. Rights of the Trustee. Neither the Trustee nor any of its respective officers, directors, employees, attorneys or agents will be responsible for the existence, genuineness, value or protection of any Pledged Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency or protection of any Security Lien, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Security Liens or Security Documents or for any delay in doing so. The Trustee shall not be liable for the actions or omissions of the Collateral Agent and shall have no obligation to monitor, evaluate or verify compliance by the Collateral Agent with the terms of the Security Documents with respect to the Pledged Collateral or otherwise. The Trustee shall not be required to take any action with respect to the Pledged Collateral or the Security Documents, including to perfect any security interest granted in the Pledged Collateral pursuant to the Security Documents, unless instructed to do so by a majority of the Holders pursuant to Section 3.5.
     Section 3.7. Release upon Termination of Security Obligations. In the event that the Company delivers an Officers’ Certificate and Opinion of Counsel certifying that its obligations under this Indenture have been satisfied and discharged by complying with the provisions of Article Four of the Base Indenture, the Trustee shall (i) execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Company may reasonably request to evidence the termination of the Security Liens and (ii) not be deemed to hold the Security Liens for its benefit and the benefit of the Holders of the Securities.
     Section 3.8. Notice of Trigger Date. Upon the occurrence of a Trigger Date (as defined in the Security Agency Agreement), the Company promptly and in any event within 5 Business Days after the Company becomes aware that such Trigger Date has occurred, will deliver written notice of such Trigger Date to the Collateral Agent and the Trustee.
ARTICLE FOUR
MISCELLANEOUS PROVISIONS
     Section 4.1. This Supplemental Indenture shall be effective as of the opening of business on the date first above written upon the execution and delivery hereof by each of the parties hereto.

     Section 4.2. Except as expressly modified or amended hereby, the Base Indenture continues in full force and effect and is in all respects confirmed, ratified and preserved.
     Section 4.3. This Supplemental Indenture and all its provisions shall be deemed a part of the Base Indenture in the manner and to the extent herein and therein provided.
     Section 4.4. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
     Section 4.5. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
     Section 4.6. The Trustee shall have not any responsibility for the Recitals of the Company hereto, which Recitals are made by the Company alone, or for the validity or sufficiency of this Supplement Indenture.
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     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and the Company has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

PROLOGIS

		By:	/s/ M. Gordon Keiser, Jr.

M. Gordon Keiser, Jr.
[SEAL]			Senior Vice President

Attest:

By:	/s/ Edward S. Nekritz

Edward S. Nekritz
Secretary

U.S. BANK NATIONAL ASSOCIATION, as Trustee as aforesaid

		By:	/s/ Ward A. Spooner

Ward A. Spooner
Attest:			Vice President

By:	/s/

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